UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	March 03, 2003
By
Name:	Marcos Grodetzky
Title: Investor Relations Officer





































TELE NORTE LESTE ANNOUNCES
INITIAL PAYMENT DATE FOR DIVIDEND AND
INTEREST ON CAPITAL

Rio de Janeiro, Brazil - March 01, 2004 - TELE NORTE LESTE PARTICIPACOES S.A. (NYSE: TNE), the holding company of providers of wireline and wireless telecommunications services in Brazil, announced that the General Shareholders'
 Meeting held on March 1st, 2004 approved an initial payment in the amount of R$ 342 million for the dividends with a local record date of March 1, 2004, and
 R$ 458 million for the interest on capital (IOC) with a local record date of December 30th, 2003.

The distribution will be effected as of March 08, 2004, as described below:

1. Interest on Capital per common or preferred share (TNLP3/TNLP4): R$
1.20353788020 per thousand shares, which represents R$ 1.02283030416 net of withholding tax;

2. Accrued Interest and Taxes: as decided in the aforementioned Meeting, the above mentioned interest on capital amount accrues interest based on the TR - Taxa Referencial - rate, from January 1st, 2004 until March 8th, 2004. On the corresponding amount, exclusively on the accrued interest, a 20% income tax will be applied to Brazilian shareholders.

3. Dividend per common or preferred share (TNLP3/TNLP4): R$ 0.89559284816 per thousand shares, which represents R$ 0.89557752767 net of withholding tax;

4. Accrued Interest and Taxes: as decided in the aforementioned Meeting, the above mentioned dividend amount accrues interest based on the TR - Taxa Referencial - rate, from March 2nd, 2004 until March 8th, 2004. On the corresponding amount, exclusively on the accrued interest, a 20% income tax will be applied to Brazilian shareholders.

For more information, please contact:
TNE - INVESTORS RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Fax: 55 21 3131 1155